UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The J.M. Smucker Company

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

832696405

(CUSIP Number)

Steven Della Rocca, Esq.

Vestar Capital Partners

245 Park Avenue, 41st Floor

New York, New York 10167

Telephone: (212) 351-1600

with a copy to:

Marni J. Lerner, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Telephone: (212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 832696405

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Vestar/Blue Investments I L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -3,861,650-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -3,861,650-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -3,861,650-*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Person 3.2%

14	Type of Reporting Person (See Instructions) PN

*Represents a portion of the shares of common stock, without par value (the “Common Stock”), of The J.M. Smucker Company, an Ohio corporation (the “Issuer”) held directly by Blue Holdings I, L.P.  See Item 5 of this Amendment No. 1 (“Amendment”) to Schedule 13D.

SCHEDULE 13D CUSIP No. 832696405

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Vestar Associates V, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Scotland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -3,861,650-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -3,861,650-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -3,861,650*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Person 3.2%

14	Type of Reporting Person (See Instructions) PN

*Represents a portion of the shares of Common Stock held directly by Blue Holdings I, L.P.  See Item 5 of this Amendment.

SCHEDULE 13D CUSIP No. 832696405

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Vestar Managers V Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -3,861,650-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -3,861,650-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -3,861,650*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Person 3.2%

14	Type of Reporting Person (See Instructions) OO

*Represents a portion of the shares of Common Stock held directly by Blue Holdings I, L.P.  See Item 5 of this Amendment.

SCHEDULE 13D CUSIP No. 832696405

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Daniel S. O’Connell

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -3,861,650-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -3,861,650-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,861,650*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Person 3.2%

14	Type of Reporting Person (See Instructions) IN

*Represents a portion of the shares of Common Stock held directly by Blue Holdings I, L.P.  See Item 5 of this Amendment.

This Amendment No. 1 (“this Amendment”) amends and supplements the Schedule 13D filed on April 2, 2015 (the “Schedule 13D”) by the Reporting Persons (as defined below), relating to the shares of common stock, without par value (the “Common Stock”), of The J.M. Smucker Company, an Ohio corporation (the “Issuer”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This Amendment is being filed by:

(i)                             Vestar/Blue Investments I L.P., a Delaware limited partnership (“Vestar/Blue Investments”);

(ii)                          Vestar Associates V, L.P., a Scottish limited partnership (“Vestar Associates V”);

(iii)                       Vestar Managers V Ltd., a Cayman Islands exempted company (“VMV”); and

(iv)                        Daniel S. O’Connell, a United States citizen (the person and entities listed in items (i) through (iv) are collectively referred to herein as the “Reporting Persons”).

Item 4.                       Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

On July 9, 2015, Blue Holdings, as selling stockholder, and the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC (the “Underwriter”), providing for the offer and sale of 4,921,934 shares of Common Stock by Blue Holdings (the “July 2015 Offering”), and purchase by the Underwriter of the shares of Common Stock at a price of $103.82 per share of Common Stock. Of the 4,921,934 shares of Common Stock sold in the July 2015 Offering, no shares were attributable to the Reporting Persons.  The July 2015 Offering closed on July 15, 2015.  The July 2015 Offering was made pursuant to the Issuer’s shelf registration statement on Form S-3 (File No. 333-197428), as supplemented by prospectus supplements dated June 19, 2015 and July 13, 2015.

Pursuant to the Underwriting Agreement, Blue Holdings has entered into a lock-up agreement (the “Lock-Up Agreement”) with the Underwriter pursuant to which it has agreed with the Underwriter, subject to customary exceptions, not to offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock during the period from July 9, 2015 continuing through the date 30 days thereafter, except with the prior written consent of the Underwriter. The foregoing description of the Lock-Up Agreement set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which has been filed as Exhibit D hereto and is incorporated herein by reference.

Item 5.                       Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by amending and restating the first paragraph of (a) and (b) thereof as follows:

(a) and (b).

Blue Holdings holds an aggregate of 12,139,145 shares of Common Stock, in which Vestar/Blue Investments may be deemed to have sole voting and dispositive power over 3,861,650 shares by virtue of its membership interests in Blue Holdings GP, the general partner of Blue Holdings, and its limited partnership interests in Blue Holdings, which together provide it with the power to direct the voting and disposition of its pro rata portion of shares of Common Stock held by Blue Holdings.  The shares of Common Stock beneficially owned by the Reporting Persons represent, in the aggregate, approximately 3.2% of the outstanding shares of Common Stock, based on an aggregate of 119,666,585 shares of Common Stock outstanding as of June 15, 2015, as reported in the Issuer’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on July 1, 2015.

Item 5 of the Schedule 13D is hereby further amended by adding the following at the end of (a) and (b) thereof:

Following the July 2015 Offering, the AlpInvest Investor and the Centerview Investors no longer beneficially own any shares of Common Stock held by Blue Holdings and as such may no longer be deemed to be a member of a group exercising voting and investment control over the shares of Common Stock held by Blue Holdings.

Item 5 of the Schedule 13D is hereby further amended by amending and restating paragraph (c) thereof as follows:

(c)                Except as set forth in this Amendment, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule A, has engaged in any transaction during the past 60 days in shares of the Issuer’s Common Stock.

Item 6.                       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by amending and restating the first paragraph as follows:

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Item 6 of the Schedule 13D is hereby further amended by adding the following sentence to the end of the third paragraph:

In connection with the July 2015 Offering, the Centerview Investors ceased to have the right to designate a board observer.

Item 6 of the Schedule 13D is hereby further amended by adding the following at the end thereof:

As a result of the July 2015 Offering, the Shareholders Agreement has been terminated with respect to Centerview Capital and the Centerview Investors and AlpInvest and the AlpInvest Investor, provided, that, the standstill provision described in Item 6 of the Schedule 13D will remain in effect for one year after the closing of the July 2015 Offering with respect to Centerview Capital and the Centerview Investors and for twenty business days after the closing of the July 2015 Offering with respect to AlpInvest and the AlpInvest Investor.

Item 7.                       Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following to the end thereof:

Exhibit D                                              Lock-Up Agreement (incorporated herein by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 15, 2015)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2015

VESTAR/BLUE INVESTMENTS I L.P.

By: Vestar Associates V, L.P., its general partner

By: Vestar Managers V Ltd., its general partner

By:	/s/ Brian P. Schwartz
Name:	Brian P. Schwartz
Title:	Managing Director and Chief Financial Officer

VESTAR ASSOCIATES V, L.P.

By: Vestar Managers V Ltd., its general partner

By:	/s/ Brian P. Schwartz
Name:	Brian P. Schwartz
Title:	Managing Director and Chief Financial Officer

VESTAR MANAGERS V LTD.

By:	/s/ Brian P. Schwartz
Name:	Brian P. Schwartz
Title:	Managing Director and Chief Financial Officer

DANIEL S. O’CONNELL

By:	/s/ Brian P. Schwartz, by power of attorney